SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.--)*

TechMedia Advertising, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

878342 104
(CUSIP Number)

Michael T. Shannon, Esq.
Jensen Lunny MacInnes
Law Corporation
Suite 2550 – 555 W. Hastings Street
Vancouver, British Columbia
Canada  V6B 4N5
(604) 684-2550
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 6, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 878342 104	13D	Page 2 of 5

(1)	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Johnny Tian Yong Lian
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) ☐ (See Instructions) (b)☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) OR 2(e)
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 7,200,000
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 7,200,000
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,200,000
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0%
(14)	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO.: 878342 104	13D	Page 3 of 5

Item 1.	SECURITY AND ISSUER

The class of equity securities to which this statement relates is common stock, $0.001 par value per share (the “Common Stock”) of TechMedia Advertising, Inc., a corporation organized under the laws of the State of Nevada (the “Issuer”).  The address of the principal executive offices of the Issuer is 62 Upper Cross Street, #04-01, Singapore, 058353.

Item 2.	IDENTITY AND BACKGROUND

(a) – (c)

Mr. Johnny Tian Yong Lian (age 43) of Blk. 84 Jalan Daud #06-01, Windy Heights, Singapore, 419593, is currently the CEO, President, Chairman and as of Aug. 14, 2009, a director of the Issuer, a director of Affinity Gold Corp., a mineral exploration company concentrating on gold exploration in Peru and Latin America (OTCBB: AFYG), and the Chairman of JAS Singapore Group of Companies, a Singapore corporation, that has subsidiary and affiliate businesses spanning more than 13 countries covering medical and hospitality services, finance and investments, logistics, human resources and professional development, green technologies and information technology services.  Mr. Lian has been the Chairman of JAS Singapore Group of Companies since October, 1992.

(d)

Mr. Johnny Tian Yong Lian has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Mr. Johnny Tian Yong Lian has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Mr. Johnny Tian Yong Lian is a citizen of Singapore.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to a Share Exchange Agreement, dated July 27, 2009 (the “Share Purchase Agreement”), entered into among the Issuer, TechMedia Advertising Mauritius (“TM Mauritius”), a company organized under the laws of Mauritius, and all the shareholders of TM Mauritius (the “Vendors”), which closed on August 6, 2009, the Issuer acquired 100% of the issued and outstanding shares in the capital of TM Mauritius, through the issuance of 24,000,000 shares of Common Stock in aggregate to the Vendors of TM Mauritius on a pro rata basis in accordance with each Vendors’ percentage of ownership in TM Mauritius.  As a Vendor to the Share Exchange Agreement, Mr. Johnny Tian Yong Lian received 7,200,000 shares of Common Stock of the Issuer constituting approximately 16.0% of the Issuer's outstanding Common Stock.

CUSIP NO.: 878342 104	13D	Page 4 of 5

Item 4.	PURPOSE OF TRANSACTION

Mr. Johnny Tian Yong Lian is currently holding the shares for investment purposes.  Mr. Lian has no plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)           Mr. Johnny Tian Yong Lian currently directly owns 7,200,000 shares of Common Stock of the Issuer which represents approximately 16.0% of the outstanding Common Stock of the Issuer.  This percentage is based on 44,919,000 shares of Common Stock issued and outstanding as of Aug. 6, 2009.

(b)           Mr. Johnny Tian Yong Lian has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 7,200,000 shares of Common Stock.

(c)           Except as otherwise described herein, Mr. Johnny Tian Yong Lian has not affected any transaction in the Common Stock during the past sixty (60) days.

(d)           Except as otherwise described herein, and to the knowledge of the reporting person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Stock deemed to be beneficially owned by them.

(e)           It is inapplicable for the purpose herein to state the date on which a party ceased to be an owner of more than five percent (5%) of the Common Stock.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the individuals or entities described in Item 2 or between such persons and any other persons with respect to the voting or disposition of the shares of Common Stock deemed to be beneficially owned by the reporting persons.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Not Applicable.

CUSIP NO.: 878342 104	13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2009	/s/ Johnny Tian Yong Lian
Johnny Tian Yong Lian